Filed Pursuant to Rule 424(b)(3)

 Registration No. 333-230669

Supplement to Prospectus/Offer to Exchange
April 23, 2019

This prospectus/offer to exchange supplement, dated April 23, 2019 (this “Supplement”), supplements the prospectus/offer to exchange, dated April 19, 2019 (the “Prospectus/Offer to Exchange”), included as part of the Registration Statement on Form S-4 initially filed with the U.S. Securities and Exchange Commission by Concrete Pumping Holdings, Inc. (the “Company”) on April 1, 2019, relating to (i) the Company’s offer to each holder of (x) its publicly traded warrants (“public warrants”) to purchase shares of common stock, par value of $0.0001 per share, of the Company (“common stock”) and (y) its warrants to purchase common stock issued in a private placement concurrently with the closing of Industrea Acquisition Corp.’s initial public offering (the “private placement warrants” and together with the public warrants, the “warrants”) the opportunity to receive 0.2105 shares of common stock in exchange for each outstanding public warrant tendered and 0.1538 shares of common stock in exchange for each outstanding private placement warrant tendered pursuant to the offer (the “Offer”), and (ii) the solicitation of consents (the “Consent Solicitation”) from holders of the public warrants to amend the Warrant Agreement, dated as of July 26, 2017, by and between the Company and Continental Stock Transfer & Trust Company, which governs all of the warrants. If approved, the Warrant Amendment would permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.1895 shares of common stock.

This Supplement should be read in conjunction with the Prospectus/Offer to Exchange. The information in this Supplement is qualified by reference to the Prospectus/Offer to Exchange, except to the extent information in this Supplement updates or supersedes the information contained in the Prospectus/Offer to Exchange. Capitalized terms used in this Supplement and not otherwise defined have the meaning given to such terms in the Prospectus/Offer to Exchange.

The purpose of this Supplement is to provide certain financial results of Capital Pumping for its fiscal quarter ended March 31, 2019.

See “Risk Factors” beginning on page 17 of the Prospectus/Offer to Exchange for factors you should consider in connection with the Offer and Consent Solicitation.

Certain Preliminary Financial Results of Capital Pumping for the Quarter Ended March 31, 2019

With respect to Capital Pumping’s fiscal quarter ended March 31, 2019, Capital Pumping expects to report revenue of $14.0 million and net income of $4.2 million for the quarter.

Capital Pumping has not yet finalized its financial results for the quarter ended March 31, 2019. The preliminary estimated financial results set forth above are subject to revision pending the completion of the accounting and financial reporting processes necessary to complete its financial closing procedures and its financial statements for the first quarter of 2019. The foregoing preliminary estimated financial results have been prepared by Capital Pumping, which believes that they have been prepared on a reasonable basis, and represent, to the best of Capital Pumping’s knowledge, its expected reported results.

FORWARD-LOOKING STATEMENTS

Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 2 of the Prospectus/Offer to Exchange.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. This Prospectus/Offer to Exchange is part of a registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are also available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov.

You may request copies of these documents, at no other cost to you, from our website (www.concretepumpingholdings.com), or by writing or telephoning us at the following address:

Concrete Pumping Holdings, Inc.

6461 Downing Street

Denver, Colorado 80229

Attn: Secretary

(303) 289-7497

We have not authorized anyone to provide you with information different from that contained in this Supplement or the Prospectus/Offer to Exchange. If anyone makes any recommendation or representation to you, or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us. We and the dealer manager take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information in this Supplement or the Prospectus/Offer to Exchange is accurate as of any date other than the date on the front of those documents. You should not consider this Supplement or the Prospectus/Offer to Exchange to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this Supplement or the Prospectus/Offer to Exchange to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

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Neither the SEC nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this supplement or the Prospectus/Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.